United States securities and exchange commission logo





                             November 18, 2021

       William Fung
       Chief Executive Officer
       AMTD International Inc.
       23/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD International
Inc.
                                                            Form 20-F for the
fiscal year ended Decemer 31, 2020
                                                            Filed on April 28,
2021
                                                            File No. 001-39006

       Dear Mr. Fung:

               We have reviewed your October 19, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2020

       Item 3D. Risk Factors
       Risks Relating to Our Business and Industry
       Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the
       PCAOB is unable to inspect..., page 19

   1. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating
Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of
non-inspection years from three years to two, thus reducing the time period before your
securities may be prohibited from trading or delisted.
 William Fung
AMTD International Inc.
November 18, 2021
Page 2

        You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at
(202) 551-3474
with any questions.



FirstName LastNameWilliam Fung                         Sincerely,
Comapany NameAMTD International Inc.
                                                       Division of Corporation
Finance
November 18, 2021 Page 2                               Office of Finance
FirstName LastName